VIA EDGAR

August 14, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins

Re:	SAIC, Inc. (Company)

Form 10-K for the Fiscal Year Ended January 31, 2009

Filed March 30, 2009 (Form 10-K)

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Filed June 4, 2009 (Form 10-Q)

File No. 001-33072

Ladies and Gentlemen:

On behalf of SAIC, Inc., this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated August 5, 2009 relating to the above-referenced Form 10-K and Form 10-Q. These comments were received in response to our letter to the Staff dated July 8, 2009 that responded to the Staff’s prior comments in its letter to the Company dated June 8, 2009.

Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated August 5, 2009, followed by our responses.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 43

1.	You state in your response to prior comment 6 that in order to evaluate the Company’s internal revenue growth “it is appropriate to remove the revenue level added to the Company by an acquisition, but then measure its contribution towards the Company’s growth after the acquisition date.” Please explain further what you mean by this statement and tell us how this supports the non-GAAP calculations included in your Form 10-K, which add in the revenues of the acquired business prior to the acquisition date.

Response: In our response to prior comment 6, the word “remove” was intended to mean that our method of calculating internal revenue growth controls for or neutralizes revenues of acquired businesses existing at the time of acquisition. The word “remove” was not intended to mean that revenues from acquisitions are excluded from the calculation of internal revenue growth.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

August 14, 2009

In our calculation of internal revenue growth, we remove or neutralize the impact of acquired businesses on revenue growth by comparing our reported revenue for the current period, which includes acquisitions, to revenue for the prior year period adjusted to add the revenue of acquired businesses for the comparable prior year period before acquisition. Therefore, internal revenue growth represents the revenue growth of our company as if the acquisitions had been included in both periods.

Notes to Condensed Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

2.	We note your response to prior comment 7 and your reference to paragraphs .18 and .19 of SOP 81-1, which refer to the AICPA Audit and Accounting Guide for Federal Government Contractors (“the AICPA Guide”). However, it is not clear why you believe this guidance scopes in all government contracts including service contracts and why footnote 1 of SOP 81-1 would not apply to certain of your arrangements based solely on the fact that you are a government contractor. In this regard, we note your reference to paragraph 3.03 of the AICPA Guide, which references SOP 81-1 as providing specific guidance on accounting for “certain types” of long-term contracts; however, it is not clear how you determined that this guidance applies to service contracts, merely because they are Federal government service contracts. We note that the recommendations in SOP 81-1, paragraphs .18 and .19 and footnote 1, have application and interpretive precedence over the AICPA Guide’s application of generally accepted accounting principles to federal government contracts. We further note that paragraph 3.01 of the AICPA Guide indicates that revenue is sometimes recognized as “performance progresses,” and therefore, it would seem that percentage of completion (SOP 81-1) or proportional performance (SAB 104) would be acceptable methods of accounting for long-term government contracts. Please explain further why you believe that each of the Company’s offerings (as described on page 1 of your Annual Report) fall within the scope of SOP 81-1 and tell us what consideration you gave to the guidance in SAB 104 for those contracts that are strictly service oriented.

Response: In our response to prior comment 7, we were attempting to explain why SOP 81-1 was the appropriate revenue recognition method in those circumstances that we do utilize SOP 81-1. We did not intend to convey that we follow the provisions of SOP 81-1 to account for all revenue generating contracts with the U.S. federal government. We do evaluate each contract, regardless of customer, to determine the appropriate method of revenue recognition. In those circumstances where it is not appropriate to apply SOP 81-1 because the contractual arrangement is strictly service oriented, we apply the provisions of SAB 104. For the majority of our U.S. federal government contracts, our contract evaluation concludes that the appropriate revenue recognition guidance is SOP 81-1. However, many times we determine that contractual arrangements with the U.S. federal government are strictly service oriented, and therefore we appropriately apply the revenue recognition principles of SAB 104. As disclosed on page F-8 of our Form 10-K (emphasis added):

Revenues from services and maintenance contracts are recognized over the term of the respective contracts as the services are performed and revenue is earned. Revenues from unit-priced contracts are recognized as transactions are processed based on objective measures of output.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

August 14, 2009

These contracts include IT and business process outsourcing, logistics services, IT seat management services, transaction-based services, and maintenance services. These contracts are characterized by a fixed price per period of service or a fixed price per unit of service delivered or transaction processed, and generally require that we maintain certain service levels for the services that we provide.

3.	We note your response to prior comment 8 where you indicate that for the VACIS contracts; separately priced bids for the multiple elements are the basis of fair value. Please explain further how this methodology complies with paragraph 16 of EITF 00-21, which indicates that contractually stated prices for individual products and/or services should not be presumed to be representative of fair value.

Response: Paragraph 16 of EITF 00-21 states “Contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value.” In our response to prior comment 8, we indicated that the total contract value is allocated among the multiple elements contained within our VACIS contracts based on their relative fair value. The fair value of the multiple elements in our VACIS contracts is determined based on the price charged for the deliverables when they are sold separately on a stand-alone basis, which is consistent with the definition of vendor-specific objective evidence (VSOE) of fair value contained in EITF 00-21. This VSOE for the multiple elements under our VACIS contracts is established because these elements are sold separately on a stand-alone basis based on established prices as published by the U.S. General Services Administration.

* * *

If you have any questions or further comments relating to financial statements and related matters, please contact the undersigned at (858) 826-6421. For all other matters, please contact Douglas E. Scott, Executive Vice President and General Counsel, at (858) 826-7325.

Sincerely,

/s/ John R. Hartley
John R. Hartley
Senior Vice President and Controller

cc:	Harry M. Jansen Kraemer, Jr., Chair SAIC Audit Committee

Mark W. Sopp, Executive Vice President and Chief Financial Officer

Douglas E. Scott, Executive Vice President and General Counsel

Bruce K. Dallas, Davis Polk & Wardwell LLP

Christopher F. Allen, Deloitte & Touche LLP